Exhibit 99.77(C)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Global Equity Dividend and Premium Opportunity Fund was held July 2, 2014 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Equity Dividend and Premium Opportunity Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
J. Michael Earley	1	79,236,287.270	3,470,023.000	0.000	0.000	82,706,310.270
Patrick W. Kenny	1	79,158,352.270	3,547,958.000	0.000	0.000	82,706,310.270
Shaun P. Mathews	1	70,961,491.270	11,744,819.000	0.000	0.000	82,706,310.270
Roger B. Vincent	1	79,253,659.270	3,452,651.000	0.000	0.000	82,706,310.270

Proposal passed.